PBY International PBX Ventures Ltd. TSX-V: PBX

07026306

August 19, 2007

Special Counsel,
US Securities & Exchange Commission
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street, NW.
Washington, D.C.
USA

SEC MAIL PROCESSING RECEIVED
AUG 2 7 2007
WASH. D.C. 186 SECTION

FILE NO. 82-2635

SUPPL

Dear Sir or Madam:

Re: 12g3-2(b) Exemption #82-2635

Enclosed herewith please find the following documents, in duplicate for filing with our records:

-December 3lst, 206 Audited year end Financials ;
-March 3lst,2007 Quarterly report;
-Copies of all News Releases issued since January 1st,2007 to Aug.15/07
-Copies of June 30th,2007 6 month financial.

Trusting that you will find the enclosures in order.

Yours sincerely,

INTERNATIONAL PBX VENTURES LTD.

Verna Wilson
Director

PROCESSED
AUG 3 1 2007
THOMSON
FINANCIAL

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0568
Web: www.internationalpbx.com Email: info@internationalpbx.com

Verna Wilson

From: International PBX Ventures Ltd. [news@internationalpbx.com]
Sent: Wednesday, August 15, 2007 6:35 AM
To: Verna Wilson
Subject: Copaquire Drill Results
Attachments: _AVG certification_.txt

PBX International PBX Ventures

August 15, 2007 **Trading Symb**

International PBX Ventures Ltd. is pleased to report the following results from the molybdenum-copper resource de comprising 10,000 metres of diamond drilling.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	g/t Re	Comm
CQ-56	3.7	34.0	30.3				Assays Pending
	34.0	456.6	422.6	0.022	0.11	0.07	
including	**34.0**	**52.0**	**18.0**	**0.044**	**0.36**	**0.09**	
including	**52.0**	**84.0**	**32.0**	**0.034**	**0.19**	**0.11**	
including	**454.0**	**456.6**	**2.6**	**0.453**	**0.11**	**1.06**	
CQ 57	0.0	90.0	90.0	0.001	0.04		In pyrite shell to th
	90.0	125.4	35.4				Assays pending
CQ 58	0.0	366.1	366.1	0.002	0.06	0.02	In pyrite shell to th
CQ 59	2.0	427.1	425.1	0.003	0.08	0.02	In pyrite shell to th
CQ 60	6.0	92.3	86.3	0.008	0.24	0.01	
CQ 61	0.0	162.0	162.0	0.051	0.14	0.15	
including	**22.0**	**128.0**	**106.0**	**0.063**	**0.13**	**0.19**	
	162.0	226.7	64.7				Assays pending

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton


ZOOM

Holes 57,58, and 59 are in the pyritic shell which commonly surrounds porphyries and they define the eastern boundary of the system. The nc west directions are still open and will be located by continued drilling. N associated with high molybdenum content in CQ-56.

All analyses were carried out at ALS Patagonia Laboratories, Coquimb

Tor Bruland, MSc, PGeo is the qualified person under National Instrum charge of the program. The results should be considered preliminary e:

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum po
the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an
a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

FILE NO. 82-2635

Dr. Gary Medford, P.Geo. , President and CEO

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.
The company relies on "forward- looking" statement litigation protection.

#209 - 475 Howe St., Vancouver, B.C. V6C 2B3
Ph: 604-681-7748 Toll Free: 1-877-681-1154
E: info@internationalpbx.com W: http://www.internationalpbx.com

---

International PBX Ventures Ltd.

NEWS RELEASE(TSX-V) : **JULY 11, 2007**

DRILL RESULTS:COPAQUIRE MOLYBDENUM-COPPER PORPHYRY, CHILE

International PBX Ventures Ltd. is pleased to report continuing excellent results from the molybdenum-copper resource definition program comprising 10,000 metres of diamond drilling.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu
CQ 54	0.0	415.0	415.0	0.029	0.14
including	**102.0**	**184.0**	**82.0**	**0.031**	**0.22**
including	**274.0**	**380.0**	**106.0**	**0.039**	**0.08**
CQ 55	7.9	350.0	342.1	0.024	0.25
including	**118.0**	**170.0**	**52.0**	**0.032**	**0.22**
including	**180.0**	**234.0**	**54.0**	**0.039**	**0.39**

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton
Hole locations are posted on www.internationalpbx.com

Delays at the laboratory have slowed down our releases, however, new capacity is being added and the production should improve.

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic absorption spectro photogrametric (AA) technique following hot four-acid digestion.
Tor Bruland, MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program . The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBY International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE(TSX-V) : **JULY 9, 2007**

ANNUAL AND SPECIAL GENERAL MEETING OF INTERNATIONAL PBX VENTURES LTD. HELD 29JUNE, 2007

The meeting was held on June 29, 2007 with 18 people in attendance. The formal meeting was concluded in the first 10 minutes and the proposed slate of directors elected with 8,179,486 votes cast representing 31 shareholders.

During the following two hours, director George Sookochoof presented a summary of the company's properties based on his compilation of all the data that has been collected in past years. This compilation is a major step forward and resolves a situation that has impeded the company's progress. His contribution, as well as that of some new team members who officially will be joining the company in the next little while, will provide a well-balanced team capable of efficiently moving the company's projects forward.

The primary objective at present is to produce a 43-101 compliant molydenum- copper- rhenium resource at Copaquire by early September 2007 based on the drill holes completed to about mid-August. The drill program is expected to continue many months beyond the first resource estimate as the mineralized area is very much larger than the area of current drilling.

The company also received permission by way of special resolutions to create one or more new companies to develop the Tabaco copper oxide property to production and continue with the exploration of the company's gold properties without further dilution of PBX. These properties are overshadowed by the immensity of the Copaquire project, yet are sufficiently large and prospective to support their own public companies. The company intends to create the new companies by way of a share dividends to existing International PBX shareholders. The company is currently working on the legal and tax implications of dividing Minera IPBX Chile Limitada into several entities and will proceed once these details and personnel issues are resolved.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

NEWS RELEASE(TSX-V) : **JUNE 13, 2007**

THIRD DRILL ACQUIRED :COPAQUIRE MOLYBDENUM-COPPER PORPHYRY, CHILE

The company is pleased to report that a third diamond core drill has been secured and is being mobilized to further advance the definition of the bulk tonnage molybdenum-copper-rhenium mineralization at Copaquire.The camp has been enlarged to support the additional workers. A fourth drill has been requested.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

FILE NO.
82-2635

NEWS RELEASE(TSX-V) : **JUNE 12, 2007**

DRILL RESULTS :COPAQUIRE MOLYBDENUM-COPPER PORPHYRY, CHILE

International PBX Ventures Ltd. is pleased to report continuing excellent results from the molybdenum-copper resource definition program comprising 10,000 metres of diamond drilling.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	Comments
CQ 50	11.2	175.3	164.2	0.037	0.14	On ridge of Cerro Moly
	11.2	110.0	98.9	0.046	0.19	
CQ 51	1.5	37.8	36.3	0.022	0.32	S of Cerro Moly, hole lost in fault
CQ 52	14.8	289.5	274.7	0.025	0.08	On ridge of Cerro Moly
	14.8	156.0	141.3	0.034	0.12	
CQ 53	9.4	165.8	156.5	0.056	0.19	S of Cerro Moly, hole lost in fault
including	9.4	100.0	90.7	0.017	0.28	
including	100.0	165.8	65.8	0.109	0.05	

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton
Hole locations are posted on www.internationalpbx.com

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic absorption spectro photogrametric (AA) technique following hot four-acid digestion.
Tor Bruland, MSc,PGeo is the qualified person under National Instrument 43-101 in charge of the program . The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBX International PBX Ventures Ltd. TSX-V: PBX

FILE NO.
82-2635

NEWS RELEASE(TSX-V) : **MAY 23, 2007**

DRILL RESULTS :COPAQUIRE MOLYBDENUM-COPPER PORHYRY, CHILE

International PBX Ventures Ltd. is pleased to report continuing excellent results from the molybdenum-copper resource definition program comprising 10,000 metres of diamond drilling. Complete Hole CQ47 is revised from the previously reported assays.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu
CQ 47	0.0	354.3	354.3	0.048	0.19
including	0.0	160.0	160.0	0.071	0.12
Also	0.0	72.0	72.0	0.104	0.12
	134.0	354.3	220.3	0.035	0.23
	314.0	354.3	40.3	0.035	0.29
CQ 48	9.8	325.1	315.3	0.050	0.10
including	9.8	60.0	50.2	0.064	0.34
	104.0	178.0	74.0	0.084	0.06
CQ 49	0.0	300.0	300.0	0.044	0.09
including	0.0	186.0	186.0	0.061	0.10
Also	0.0	138.0	138.0	0.067	0.10

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton
Hole locations are posted on www.internationalpbx.com

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic absorption spectro photogrametric (AA) technique following hot four-acid digestion.
Tor Bruland, MSc,PGeo is the qualified person under National Instrument 43-101 in charge of the program . The results should be considered preliminary exploration data.
Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBY International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE(TSX-V): MAY 2, 2007

OPTIONS GRANTED

International PBX Ventures Ltd. has granted, subject to regulatory approval, options to purchase 950,000 common shares of the company at a price of $0.70 for a period of three years to an officer and employees.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo, President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
The company relies on "forward-looking" statement litigation protection.

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE : **APRIL 25, 2007**

FILE NO. 82-2635

(TSX-V)COPAQUIRE MOLYBDENUM-COPPER PORHYRY, CHILE

International PBX Ventures Ltd. is pleased to report continuing excellent results from the molybdenum-copper resource definition program comprising 10,000 metres of diamond drilling.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	Comments
CQ 43	50.0	116.2	66.2	0.032	0.13	abandoned in fault
CQ 44	18.0	342.0	324.0	0.063	0.09	Primary sulphide
including	*18.0*	*86.0*	*68.0*	*0.069*	*0.23*	
	86.0	*186.0*	*100.0*	*0.086*	*0.07*	

Note 0.01% Mo=0.2 lb/short ton 0.1%copper=2.0 lb/short ton
Hole locations are posted on www.internationalpbx.com

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic absorption spectro photogrametric (AA) technique following hot four-acid digestion.

Terence Walker MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program and the company's exploration manager in Chile. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

FILE NO.
82-2635

NEWS RELEASE : **APRIL 24, 2007**

(TSX-V) FINANCIAL ADVISORY SERVICE ENGAGED

International PBX Ventures Ltd. is pleased to announce that it has engaged Casimir Capital LP, New York, to provide financial advisory services including mergers and acquisitions consulting for an initial term of one year. With the continuing success at the Copaquire molybdenum property in Chile, the company believes that the association with Casimir should assist in creating shareholder value.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo., President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

PBX International PBX Ventures Ltd. TSX-V: PBX

82-2635

NEWS RELEASE : **APRIL 23, 2007**

(TSX-V)CLOSING OF $7,320,500 NON-BROKERED PRIVATE PLACEMENT

International PBX Ventures Ltd. (the "Company") announces that it has closed, in two tranches, a private placement of 14,641,000 units (the Units") at a price of $0.50 per Unit, for total proceeds of $7,320,500. Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The first tranche consists of 13,500,000 Units, 12,000,000 of which were purchased by Sprott Asset Management Inc. of Toronto. All of the shares and any shares issued on the exercise of Warrants by the placees in the first tranche will be subject to a hold period that will expire on August 4, 2007. The second tranche consists of 1,141,000 Units. All of the shares and any shares issued on exercise of the Warrants by the placees in the second tranche will be subject to a hold period expiring August 19, 2007.

The Company paid Canaccord Capital Corporation a cash commission of $20,000 based on 5% of total proceeds raised by Canaccord Capital Corporation.

The proceeds of the private placement will be used for general working capital purposes and for drilling and exploration of the Company's properties.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo., President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on "forward- looking" statement litigation protection.

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE : **APRIL 16, 2007**

COPAQUIRE MOLYBDENUM-COPPER-RHENIUM PORHYRY, CHILE CLARIFICATION AND CORRECTION

International PBX Ventures Ltd. would like to clarify the news release of 12 April 2007. Only the 30 metre section of drill hole CQ-42 which reported 0.481 g/t rhenium was assayed. No other rhenium assays have been obtained from Copaquire at this time, however, the company has initiated a check of other sections that will be reported as soon as possible.

The company has also determined that the price of rhenium obtained from www.taxfreegold.co.uk/rheniumpricesusdollars.html to be in error with the correct price being approximately $7500 per kilogram or $7.50 per gram. Chile is an important supplier of rhenium, having supplied 88 per cent to the United States during the time period 2000-2003.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBX International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE : **APRIL 12, 2007**

COPAQUIRE MOLYBDENUM-COPPER-RHENIUM PORHYRY, CHILE

International PBX Ventures Ltd. is pleased to report excellent continuing results from the molybdenum-copper first phase resource definition program comprising 5000 metres of diamond drilling. The current hole was also submitted for RHENIUM assay with spectacular results as shown in the table.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	Comments
CQ 42	**20.0**	**410.5**	**390.5**	**0.048**	**0.09**	**Primary sulphide**
including	*20.0*	*76.0*	*56.0*	*0.037*	*0.32*	
	128.0	*190.0*	*62.0*	*0.112*	*0.15*	
Also	*130.0*	*160.0*	*30.0*	*0.143*	*0.21*	***plus 0.481g/t Rhenium***

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton

Hole locations are posted on www.internationalpbx.com

Rhenium prices are currently $5,850 (US) per troy ounce or $188 (US) per gram. Rhenium is rare and used in catalysts and electronics. The company is encouraged that the potential exists to add significant value to the mineralization at Copaquire and will proceed to assay all significant molybdenum sections for the metal.

Mr. Len DeMelt, chairman, commented "If we are successful in maintaining this level of rhenium in our check samples we may have a rhenium situation with molybdenum credits rather than the other way around!"

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile.
Terence Walker MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program and the company's exploration manager in Chile. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

FILE NO.
82-2635

NEWS RELEASE : **APRIL 11, 2007**

NON-BROKERED PRIVATE PLACEMENT TO RAISE $2,000,000

International PBX Ventures Ltd., subject to regulatory approval, has arranged a private placement of 3.33333 million units to raise $2,000,000 . The unit consists of a common share priced at $0.60 and a half-warrant, two of which will be required purchase a common share at a price of $0.80 for a period of 2 years. A finder's fee in accordance with regulatory guidelines may be payable on all or part of the placement.

The proceeds will be used for general working capital purposes and aggressively drilling the company's properties. There will be a four month hold on the units.

The placement is closed to further subscription.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

FILE NO.
82-2635

NEWS RELEASE : APRIL 2, 2007

SECOND DRILL MOBILIZED ON THE COPAQUIRE MOLYBDENUM PROJECT, CHILE

International PBX Ventures Ltd. announces that it is mobilizing a second drill to the Copaquire molybdenum project in northern Chile. The company expects to complete a minimum 5000 metre program to extend the current 5000 metre campaign. An additional third drill has been ordered to arrive mid-May.

The company controls a large portfolio of gold, molybdenum and copper properties including the Copaquire molybdenum property. It is located on the productive West Fissure that localizes some of the world's largest open pit multi-billion tonne copper-molybdenum mines including Collahuasi, 12 miles to the east. The company is currently completing a $7 million financing to aggressively advance the project.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo, President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

FILE NO.
82-2635

NEWS RELEASE : **MARCH 28, 2007**

CLOSING OF NON-BROKERED PRIVATE PLACEMENT

International PBX Ventures Ltd. (the "Company") announces that it has closed a private placement of 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit will consist of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of 2 years. The 3,885,000 shares and shares issued on the exercise of warrants by the placees will be subject to a hold period that will expire on July 29, 2007.

The Company paid a finders fee of $135,000 to Eugene Sekora.

The proceeds of the private placement will be used for a drilling program on the Company's properties and general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

PBX International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE : **MARCH 16, 2007**

NON-BROKERED PRIVATE PLACEMENT TO RAISE $7,000,000

International PBX Ventures Ltd., subject to regulatory approval, has arranged a private placement of 14 million units to raise $7,000,000 . The unit consists of a common share priced at $0.50 and a warrant to purchase a common share at a price of $0.75 for a period of 2 years. A finder's fee in accordance with regulatory guidelines may be payable on all or part of the placement.
The proceeds will be used for general working capital purposes and aggressively drilling the company's properties. There will be a four month hold on the units. The placement is closed to further subscription.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

FILE NO. 82-2635

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE : **FEBRUARY 27, 2007**

COPAQUIRE MOLYBDENUM-COPPER PORHYRY, CHILE – SEVENTH, EIGHTH HOLE RESULTS

International PBX Ventures Ltd. is pleased to report continuing consistent, excellent results in the seventh and eighth holes of the molybdenum-copper resource definition program comprising at least 5000 metres of diamond drilling :

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	Comments
CQ 37	**0.0**	**108.4**	**108.4**	**0.054**	**0.26**	**abandoned in fault ahead of high-grade zone**
including	*24.0*	*92.0*	*68.0*	*0.061*	*0.36*	
	92.0	*108.4*	*16.4*	*0.073*	*0.12*	
CQ 38	**80.0**	**212.0**	**132.0**	**0.022**	**0.17**	**primary, SE edge of zone**
including	*144.0*	*212.0*	*68.0*	*0.031*	*0.18*	
	212.0	248.0	36.0	0.059	0.02	
	248.0	310.0	62.0	0.026	0.03	
	330.0	404.0	74.0	0.091	0.04	**Stopped in broken ground**

Note 0.01% Mo=0.2 lb/short ton 0.1%copper=2.0 lb/short ton

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic absorption spectro photogrametric (AA) technique following hot four-acid digestion.

Terence Walker MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program and the company's exploration manager in Chile. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBX International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE : ENVIRONMENTAL IMPACT STUDY INITIATED ON TABACO COPPER OXIDE PROPERTY, CHILE

FEBRUARY 20, 2007

The company is pleased to announce that it has contracted ARCADIS Geotechnical to complete an Environmental Impact Study (EIS) for its proposed development of the Tabaco oxide copper resource as part of the company's fast track program for the Tabaco property. This will include the Base Line and all support studies necessary for completing all the formalities requested by the Chilean Environmental Impact Assessment System (EIAS) until the Environmental Qualification Resolution (EQR) has been obtained, at which time mine development can proceed. The complete process is expected to take between 10 and 12 months to complete. Work will start immediately on the first phase of the program, the Base Line Survey.

ARCADIS Geotechnical is based in Chile and is part of the multinational services and consultants "ARCADIS GROUP" (AG) an international company present in Europe, North America, Latin America, Africa and Asia. AG is one of the oldest and most experienced consultants in Chile on environmental, territorial and strategic planning matters.

Terry Walker MSc, PGeo is the qualified person responsible for the content of this news release and exploration manager in Chile.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBY International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE : **FEBRUARY 15, 2007**

OPTIONS GRANTED

The company has granted, subject to regulatory approval, 700,000 employee and directors options at a price of $0.56 for a period of 1 year.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

____

Dr. Gary Medford, PGeo , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

INTERNATIONAL
PBX
VENTURES LTD.

209- 475Howe Street
Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL: **PBX**
EMAIL: ipbx@uniserve.com
WEB SITE: www.internationalpbx.com

FEBRUARY 6, 2006

NEWS RELEASE: NON-BROKERED PRIVATE PLACEMENT (JANUARY 6,2006) AT $0.45 OVERSUBSCRIBED AND CLOSED TO GROSS $1,931,524.65

International PBX Ventures Ltd. (the "Company") announces that it has closed a private placement announced 9 January, 2006 of 4,292,277 units at a price of $0.45 per unit, for total proceeds of $1,931,524.65. Each unit will consist of one common share of the company and one transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.60 per share for a period of 15 months. The 4,292,277 shares and shares issued on the exercise of warrants by the placees and finders will be subject to a hold period that will expire on June 4, 2006. The placement was oversubscribed by 292,277 units.

The Company paid the following commissions (cash commissions were based on 8% of total proceeds raised and warrants were based on 10% of the total proceeds raised by each finder). The warrants are exercisable for a period of 15 months at a price of $0.60 per share:

- Canaccord Capital Corporation was paid a cash commission of $2,880 and issued 8,000 warrants;

- Wolverton Securities Ltd. was paid a cash commission of $3,600 and issued 10,000 warrants;

- Golden Capital Securities Ltd. was paid a cash commission of $7,560 and issued 21,000 warrants; and

  Union Securities Ltd. was paid a cash commission of $3,132 and issued 8,700 warrants.

The proceeds of the private placement will be used for general working capital purposes and for drilling and exploration of the company's properties.

BY ORDER OF THE BOARD

Gary Medford, Ph.D., P.Geo.

PRESIDENT AND CEO

PBX International PBX Ventures Ltd. Stock Quote | Email | Home

FILE NO. 82-2635

Corporate Info News Release Investor Relations Chile Projects Contact Us

News Release: Non-Brokered Private Placement Arranged to Raise $1,485,000

February 7, 2007

International PBX Ventures Ltd., subject to regulatory approval, has arranged a private placement of 3.3 million units to raise $1,485,000 . The unit consists of a common share priced at $0.45 and a warrant to purchase a common share at a price of $0.55 for a period of 2 years. A cash finder's fee in accordance with regulatory guidelines may be payable on all or part of the placement.

The proceeds will be used for general working capital purposes and drilling the company's properties. There will be a four month hold on the units.

The placement is closed to further subscription.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Gary Medford, Ph.D., P.Geo.
PRESIDENT AND CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on "forward- looking" statement litigation protection.

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE : JANUARY 30, 2007

MINERAL RESOURCE ESTIMATION, TABACO COPPER PROJECT, CHILE

International PBX Ventures Ltd. is pleased to announce that the report " **Mineral Resource Estimation Tabaco Copper Project, Region III, Chile**" dated 25 January 2005 has been filed on SEDAR. The independent report was prepared by SRK Consulting (Chile) S.A. by George Evan, Principal Geologist, SRK Chile, and Jean-Francois Couture PhD, PGeo SRK Canada, the qualified person under National Instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE: **JANUARY 31, 2007**

MINERAL RESOURCE ESTIMATION, TABACO COPPER PROJECT, CHILE
(CORRECTION)

The news release issued by the company January 30, 2007 should state that the report "**Mineral Resource Estimation Tabaco Project, Region III, Chile"** is dated 25 January 2007, not 2005.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo, President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE : **JANUARY 29, 2007**

COPAQUIRE MOLYBDENUM-COPPER PORHYRY, CHILE – FIFTH, SIXTH HOLE RESULTS

International PBX Ventures Ltd. is pleased to report continuing consistent, excellent results in the fifth and sixth holes of the molybdenum-copper resource definition program comprising at least 5000 metres of diamond drilling :

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	Comments
CQ 35	17.0	60.2	43.2	0.047	0.25	abandoned in fault
CQ 36	0.0	200.0	200.0	0.069	0.12	primary
including	*0.0*	*62.0*	*62.0*	*0.120*	*0.04*	
	162.0	*200.0*	*38.0*	*0.044*	*0.24*	
	200.0	303.0	103.0	0.037	0.10	

Note 0.01% Mo=0.2 lb/short ton   0.1%copper=2.0 lb/short ton

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic adsorption spectro photogrametric (AA) technique following hot four-acid digestion.

Terence Walker MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program and the company's exploration manager in Chile. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

NEWS RELEASE: CORPORATE DEVELOPMENT AND CONSULTING AGREEMENT
16 JANUARY 2007

International PBX Ventures Ltd. "PBX" has entered into an agreement with 0779092B.C. Ltd (Tom Thomsen) to provide corporate development and consulting services to the company for a period of one year. The agreement includes creation and dissemination of materials, advertising and media campaigns. The company will pay $25,000 per month to the contractor with cancellation on 5 days notice possible after a three month period, subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo, President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

PBY International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE : **JANUARY 15, 2007**

COPAQUIRE MOLYBDENUM-COPPER PORHYRY, CHILE - FOURTH HOLE RESULTS

International PBX Ventures Ltd. is pleased to report continuing consistent results in the third hole of the molybdenum-copper resource definition program comprising at least 5000 metres of diamond drilling :

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	Comments
CQ 34	**0.0**	**186.0**	**186.0**	**0.063**	**0.15**	**primary**
including	*0.0*	*100.0*	*100.0*	*0.078*	*0.12*	
	133.0	*186.0*	*53.0*	*0.066*	*0.16*	
	186.0	324.0	138.0	0.028	0.18	

Note 0.01% moly=0.22lb/tonne 0.1%copper=2.2lb/tonne

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic adsorption spectro photogrametric (AA) technique following hot four-acid digestion.

Terence Walker MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program and the company's exploration manager in Chile. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

NEWS RELEASE : **JANUARY 10, 2007**

COPAQUIRE MOLYBDENUM-COPPER PORHYRY, CHILE - THIRD HOLE RESULTS

International PBX Ventures Ltd. is pleased to report continuing consistent results in the third hole of the resource definition program comprising at least 5000 metres of diamond drilling :

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	Comments
CQ 33	14.0	182.0	168.0	0.052	0.11	primary
including	28.0	70.0	42.0	0.065	0.13	
	88.0	134.0	46.0	0.056	0.10	
	142.0	182.0	40.0	0.065	0.12	
	182.0	266.0	84.0	0.020	0.21	

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic adsorption spectro photogrametric (AA) technique following hot four-acid digestion.

Terence Walker MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program and the company's exploration manager in Chile. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE : TABACO COPPER PROPERTY, CHILE- COLUMN LEACH RESULTS
JANUARY 8, 2007

The company is pleased to announce the positive results of preliminary column leach tests of the fresh copper oxide resource mineralization at Tabaco. In late 2006 the company drilled and blasted three outcrop areas within the SRK resource and collected three representative bulk samples of approximately 100 – 160 kg. These samples were shipped to the CIMM Metallurgical Laboratory in Antofagasta, Chile for column leach testing.

At CIMM the samples were crushed to 100% passing half inch, and homogenized. From these three 30 Kg sub-samples were agglomerated and loaded into 1 metre by 6 inch diameter columns and irrigated with dilute sulphuric acid for 28 days.

The results are as follows:

Column	Head Grade	Recovery	Acid Consumption
	% Cu	% Cu	kg/kg Cu recovered
1	1.29	72.4	2.36
2	0.33	82.2	8.35
3	0.95	81.0	3.08

CIMM also states that higher recoveries should be expected in established heaps with either longer leach times or higher acid concentrations and acid consumptions are normal for the type of copper minerals contained in the samples.

Terry Walker MSc, P.Geo. is the qualified person responsible for the content of this news release and exploration manager in Chile.

Tabaco is an oxide and sulphide copper property with **50.6** million pounds of indicated copper according to a National Instrument 43-101 compliant independent resource estimate. The company is moving the property to feasibility and production as quickly as possible. This is one of four major properties hosting copper, molybdenum and gold being explored by International PBX Ventures Ltd.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

PBX International PBX Ventures Ltd.

News Release: COPAQURE MOLYBDENUM-COPPER PORHYRY, CHILE SECOND HOLE RESULTS

View Copaquire

December 20 , 2006

International PBX Ventures Ltd. is pleased to report the results of the second hole from the south edge of the main molybdenum zone in the resource definition program comprising at least 5000 metres of diamond drilling :

Copaquire - Cerro Moly Phase II Drill Hole Summary

	From (m)	*To (m)*	*Width (m)*	*% Mo*	*% Cu*
Hole #					
CQ 32	12.0	192.0	180.0	0.050	0.14
including	*12.0*	*64.0*	*52.0*	*0.070*	*0.10*
	192.0	380.0	188.0	0.022	0.11

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile using the atomic adsorption spectro photogrametric (AA) technique following hot four-acid digestion.

Terence Walker MSc., P.Geo. is the qualified person under National Instrument 43-101 in charge of the program and the company's exploration manager in Chile. The results should be considered preliminary exploration data.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Gary Medford, Ph.D., P.Geo.
PRESIDENT AND CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on "forward- looking" statement litigation protection.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED

JUNE 30, 2007

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2007 and the consolidated statements of operations and deficit and cash flows for the six months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
August 18, 2007

International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

	June 30, 2007 $	December 31 2006 $
ASSETS		
CURRENT ASSETS		
Cash	13,615,129	2,866,177
Marketable securities [Note 2[d]]	32,000	32,000
Amounts receivable	21,062	81,937
Prepaid expenses and deposits	78,236	52,560
	13,746,428	3,032,674
PROPERTY AND EQUIPMENT [Note 3]	59,896	54,870
MINERAL INTERESTS [Note 4]	10,300,598	8,893,601
	24,106,922	11,981,145
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities [Note 9]	139,578	610,344
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	32,677,187	19,240,057
CONTRIBUTED SURPLUS [Note 8]	1,921,186	1,347,277
DEFICIT	(10,631,030)	(9,216,533)
	23,967,344	11,370,801
	24,106,922	11,981,145

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 10)

Approved on behalf of the Board: *"Gary Medford"* Gary Medford, Director; *"Verna Wilson"* Verna Wilson, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
REVENUE	**-**	-	**-**	-
ADMINISTRATIVE EXPENSES				
Administration fees	**72,780**	39,000	**131,895**	78,000
Amortization	**1,989**	1,556	**4,758**	3,094
Bank charges	**1,059**	1,316	**2,332**	2,847
Finder's fees	**-**	30,516	**-**	84,042
Foreign exchange (gain) loss	**(20,950)**	(51,566)	**6,792**	25,293
Investor relations	**171,411**	146,841	**397,931**	342,205
Office, telephone, rent, and insurance	**47,929**	50,334	**121,815**	87,001
Professional fees	**87,044**	51,529	**101,611**	52,749
Stock-based compensation	**400,354**	100,518	**576,074**	143,738
Transfer agent and regulatory	**(32,621)**	33,450	**15,888**	33,450
Travel, promotion and mining shows	**51,596**	67,027	**108,759**	105,723
Less: interest income	**(52,214)**	(25,765)	**(53,359)**	(32,680)
NET LOSS FOR THE PERIOD	**(728,379)**	(444,756)	**(1,414,498)**	(961,449)
DEFICIT - BEGINNING OF PERIOD	**(9,902,652)**	(7,505,252)	**(9,216,533)**	(6,988,559)
DEFICIT - END OF PERIOD	**(10,631,030)**	(7,950,008)	**(10,631,030)**	(7,950,008)
	$	$	**$**	$
Net Loss Per Share – Basic and Diluted	**(0.01)**	(0.01)	**(0.02)**	(0.02)
Weighted Average Shares Outstanding	**62,702,035**	42,150,545	**61,813,106**	39,263,059

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Three Months Ended June, 30		Six Months Ended June 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss for the year	**(728,378)**	(444,756)	**(1,414,498)**	(961,449)
Less items not affecting cash				
Amortization	**1,989**	1,556	**4,758**	3,094
Finder's fee	**–**	-	**–**	3,132
Stock-based compensation	**400,354**	100,518	**576,074**	143,738
	(326,036)	(336,682)	**(833,666)**	(811,485)
Change in non-cash components of working capital				
Amounts receivable	**19,144**	4	**60,875**	(5,048)
Prepaid expenses and deposits	**(9,223)**	776	**(25,676)**	(15,842)
Accounts payable and accrued liabilities	**13,610**	(11,320)	**(470,766)**	(57,623)
CASH TO OPERATING ACTIVITIES	**(302,505)**	(347,222)	**(1,269,233)**	(883,998)
INVESTING ACTIVITIES				
Acquisition of and expenditures upon mineral interests	**(1,020,370)**	(654,288)	**(1,406,997)**	(1,005,164)
Acquisition of property and equipment	**2,178**	(3,585)	**(9,783)**	(10,765)
	(1,018,193)	(657,873)	**(1,416,781)**	(1,015,929)
FINANCING ACTIVITIES				
Proceeds from share capital issued	**11,821,716**	5,290,789	**13,434,966**	7,271,322
Share subscription	**–**	(847,939)	**-**	-
	11,821,716	4,436,850	**13,434,966**	7,271,322
(DECREASE) INCREASE IN CASH	**10,501,018**	3,431,756	**10,748,952**	5,365,395
CASH – BEGINNING OF PERIOD	**3,114,111**	2,362,106	**2,866,177**	428,466
CASH – END OF PERIOD	**13,615,129**	5,793,861	**13,615,129**	5,793,861

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at June 30, 2007, the Company has working capital of $13,606,850 and has incurred significant losses since inception totalling $10,631,030. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management's estimates are the determination of impairment of mineral resource properties and stock-based compensation. Actual results may differ from those estimates.

[c] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d] Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. Losses in value, which are other than temporary, are recognized by writing down the investment to market value. As at June 30, 2007 the fair market value of the securities held was $142,296 (December 31, 2006 - $158,760).

[e] Property and equipment

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[g] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

[h] Asset retirement obligations

Effective December 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[i] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are included in operations.

[j] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from tax losses carried forward and temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Flow-through shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

If the Company has sufficient unused tax loss carry forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

[l] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, amounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

[m] Stock-based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

[n] Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the periods presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[o] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation.

3. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	March 31, 2007 Net Carrying Value $	Dec. 31, 2006 Net Carrying Value $
Automotive	52,815	(40,704)	12,111	14,990
Field equipment	12,487	(1,184)	11,303	1,010
Furniture and office equipment	72,236	(35,754)	36,482	38,870
	137,538	(77,642)	59,896	54,870

4. MINERAL INTERESTS

[a] Tierra de Oro, Chile (see Schedule)

The Company owns a 100% interest of exploitation concessions and exploration concessions including San Joint Venture.

On August 3, 2006, the Company signed a Letter of Intent with Aldershot Resources Ltd., whereas Aldershot transfers its 50% interest in the San claims to the Company and terminating the joint venture. As consideration the Company agreed to amend the Hornitos Option Agreement (Note 4[e]).

[b] San Pedro, Chile (see Schedule)

The Company staked 600 hectares of exploration concessions in Northern Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and charged the accumulated costs to operations.

[c] Tabaco, Chile (see Schedule)

[i] The Company has staked three exploitation concessions which are 100% owned by the Company.

[ii] The Company has entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over a four year period for US$2,000,000 as follows:

On Jan. 15, 2006 US$ 100,000 (paid)
On July 15, 2006 US$ 600,000 (paid)
On July 15, 2007 US$ 600,000 (paid July 15, 2007)
On July 15, 2008 US$ 600,000

[iii] The Company has staked another ten 100% owned exploration concessions.

[d] Sierra Pintada, Chile (see Schedule)

The Company staked fourteen exploration claims covering 3,300 hectares.

[e] Hornitos Property, Chile (see Schedule)

The Company staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile.

On August 3, 2006, the Company amended the Option Agreement (dated from August 20, 2004) deferring Aldershot's commitment to pay exploration expenditure by further twelve months. As consideration for the amendment Aldershot transferred its 50% interest in the San claims to the Company (Note 4[a]) and agreed to have its exploration advance of $30,000 applied towards outstanding option payments. For Aldershot to earn a 65% interest in property, it will have to pay reimbursements of $308,000 to the Company and incur $1,170,000 in exploration expenditures.

Subsequent to June 30, 2007, the Company entered into an agreement cancelling the existing agreement (Note 13).

4. MINERAL INTERESTS (continued)

[f] Fuego Claims, Chile (see Schedule)

The Company staked four claims covering 900 hectares located 50 kilometres west of the Tierra de Oro property.

[g] Romerito Claims, Chile (see Schedule)

The Company acquired the right to a 70% interest in three copper/gold exploitation concessions, covering 225 hectares. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company holding the property jointly.

During the year ended December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and withdrew from the agreement. During the six months ended June 30, 2007, the Company returned the property to its vendors. All costs related to the property have been charged to operations.

[h] Copaquire Property, Chile (see Schedule)

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR for US$2,100,000 in cash and US$2,000,000 in work commitments over four year period.

As of June 30, 2007, the Company has paid US$625,000 (2006 – US$125,000) in accordance with the Option Purchase Agreement.

The following option payments have been made and/or are payable as below:

1.	Fiscal 2004	US$50,000	(paid)
2.	On January 16, 2005	US$25,000	(paid)
3.	On July 16, 2005	US$25,000	(paid)
4.	On January 16, 2006	US$25,000	(paid)
5.	On July 16, 2006	US$500,000	(paid)
6.	On July 16, 2007	US$750,000	(paid July 15, 2007)
7.	On July 16, 2008	US$750,000	

[i] Palo Negro Property, Chile (see Schedule)

The Company acquired 100% of the rights to an exploration concession and staked an area of 6,500 hectares in Chile.

Subsequent to June 30, 2007, the Company entered into an agreement to option out 80% of the claims (Note 13).

[j] Zulema aka. Chicharra Property, Chile (see Schedule)

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and charged the accumulated costs to operations.

5. SHARE CAPITAL

[a] Authorized:

As of June 10, 2005, the Company increased its 100,000,000 common shares to an unlimited number of common shares without par value.

	Shares #	Value $
Issued as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to payment of finder's fees	32,000	17,600
Fair value of stock options exercised	-	1,743
Share issuance costs	-	(420,460)
Issued as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	10,000	5,000
Warrants exercised	4,073,927	2,477,241
Private placements	22,358,998	11,368,549
Fair value of stock options exercised	-	2,165
Share issuance costs	-	(415,827)
Issued as at June 30, 2007	77,039,815	32,677,187

[b] Private Placements

During the period ended June 30, 2007, the Company closed three private placements with total proceeds of $11,368,549 and issued 22,358,998 shares accordingly, as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee of $219,980.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee of $10,000.

6. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

A summary of the status of the Company's stock options outstanding as at June 30, 2007 and changes during the six months then ended is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2005	1,037,500	0.64
Granted	4,600,000	0.60
Exercised	(10,000)	0.55
Cancelled	(400,000)	0.59
Expired	(300,000)	0.85
Outstanding, December 31, 2006	4,927,500	0.60
Granted	1,650,000	0.64
Exercised	(10,000)	0.50
Cancelled	(400,000)	0.60
Expired	(1,227,500)	0.53
Outstanding, June 30, 2007	4,940,000	0.61

Additional information regarding options outstanding at June 30, 2007 is as follows:

Outstanding and Exercisable

Exercise Price $	Number of shares	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.45	100,000	0.03	0.45
0.50	1,290,000	2.15	0.50
0.65	700,000	0.52	0.65
0.70	950,000	2.84	0.70
0.75	1,200,000	1.56	0.75
	4,940,000	1.65	0.63

6. STOCK OPTIONS (continued)

During the period ended June 30, 2007 stock-based compensation of $576,074 (2006 - $143,738) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility	54%	60%
Expected life of options (in years)	2.15 years	1 year
Risk free interest rate	4.08%	3.98%
Expected dividend yield	0%	0%

7. WARRANTS

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2005	2,566,717	0.60
Granted	14,409,084	0.66
Exercised	(182,367)	0.54
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,073,927)	0.61
Expired	(4,554,945)	0.60
Balance, June 30, 2007	28,607,063	0.67

As at June 30, 2007 the following share purchase warrants were outstanding:

#	Exercise Price $	Expiry Date
5,491,380	0.65	July 27, 2007
1,803,182	0.65	August 23, 2007
870,000	1.00	June 29, 2008
3,885,000	0.55	March 28, 2009
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009
28,607,063	0.67	

8. CONTRIBUTED SURPLUS

	Amount $
Balance, December 31, 2005	198,818
Fair value of stock options granted	1,076,577
Fair value of agent's warrants	73,625
Fair value of stock options exercised transferred to share capital	(1,743)
Balance, December 31, 2006	1,347,277
Fair value of stock options granted	355,551
Fair value of stock options exercised transferred to share capital	(2,165)
Stock options vested	220,523
Balance, June 30, 2007	1,921,186

The following table summarizes the continuity of the Company's contributed surplus:

9. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended June 30, 2007 and 2006, the Company was involved in the following related party transactions:

[a] The Company paid to directors or companies controlled by directors $123,000 (2006 - $78,000) for administrative services. Pre-paid expenses include $16,000 (2006 - $Nil) prepaid to such directors. The Company paid $43,273 (2006 - $17,507) for geological services to directors or companies controlled by directors of the Company. A further $13,300 (2006 - $5,880) for accounting fees was paid to a company controlled by an Officer of the Company.

[b] Included in accounts payable is $6,784 (2006 - $15,766) owing to such related parties.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. COMMITMENTS

[a] The Company has a lease commitment for office space that expires in June 2008. Future minimum lease payments over the current and next fiscal year are $30,420 for 2007 and $30,420 for 2008.

[b] The Company has a contractual commitment for corporate development services until January 12, 2008. Future payments over the current fiscal year are $150,000.

11. SEGMENTED INFORMATION

The Company operates only in the mineral exploration sector within one geographic segment: Chile. See Schedule of Mineral Property Costs.

12. INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate of 34.12% (2005 – 35.62%) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2006	2005
Future income tax assets		
Non-capital loss carry forwards	$ 1,028,000	$ 751,000
Property and equipment	9,000	–
Resource pools	480,000	875,000
Share issuance costs	95,000	–
Total gross future income tax assets	1,612,000	1,626,000
Valuation allowance	(1,612,000)	(1,625,000)
Net future income tax asset	$	$ –

As at December 31, 2006, the Company has non-capital losses carried forward of approximately $3,012,000 which are available to offset taxable income earned in Canada. These losses expire as follows:

2007	$ 114,000
2008	92,000
2009	87,000
2010	518,000
2014	596,000
2015	712,000
2026	893,000
	$ 3,012,000

The Company has cumulative Canadian Exploration Expenses of $241,000 which are 100% deductible against taxable income in future years.

The Company has cumulative Canadian Development Expenses of $1,256,000 which are 30% deductible against taxable income in future years.

The Company has cumulative Foreign Exploration and Development Expenses of $976,000 which are 10% deductible against taxable income in future years.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

13. SUBSEQUENT EVENTS

Subsequent to June 30, 2007,

[a] The company paid a further instalment of US$600,000 pursuant to the Tabaco agreement (Note 4(c)[ii]),

[b] The Company paid a further instalment of US$750,000 pursuant to the Copaquire agreement (Note 4(h)),

[c] 5,481,380 warrants exercisable at $0.65 expired on July 27, 2007.

[d] On July 17, 2007, the Company entered into an agreement with Aldershot Resources Ltd. ("Aldershot") replacing the existing agreement (Note 4[e]). Under the new agreement, the Company receives one million common shares in the capital of Aldershot for a deemed price of $0.35 per share and Aldershot holds an option to earn an 80% interest in the Hornitos claims (Note 4[e]) and Palo Negro claims (Note 4[i]) over a period of forty eight months and a minimum exploration expenditure commitment of $3,000,000.

INTERNATIONAL PBX VENTURES LTD.

SCHEDULE OF ACCUMULATED DEFERRED EXPLORATION EXPENDITURES

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND THE YEAR ENDED DECEMBER 31, 2006

	Tierra de Oro $	San Pedro $	Tabaco $	Sierra Pintada $	Hornitos $	Fuego $	Romerito $	Copaquire $	Palo Negro $	Zulema aka Chicharra $	Total $
Balance, December 31, 2006	2,429,108	-	3,276,949	261,654	-	50,833	-	2,839,348	35,709	-	8,893,601
Acquisition and staking	**37,366**	-	**9,456**	**24,467**	-	**1,812**	-	**22,737**	**9,645**	-	**105,633**
Exploration:											
Assaying	-	-	-	-	-	-	-	50,133	-	-	50,133
Drilling	-	-	1,857	-	-	-	-	1,069,174	-	-	1,071,030
Field costs	-	-	5,504	-	-	-	-	84,685	265	-	90,454
Geophysics, geological and geochemical	127	-	1,189	127	-	152	-	23,845	127	-	25,566
Project management	25	-	1,343	25	-	-	-	2,680	25	-	4,099
Technical writing	-	-	31,631	-	-	-	-	-	-	-	31,631
Transportation	1,448	-	1,448	1,448	-	1,448	-	5,345	1,448	-	12,585
Travel	2,640	-	2,498	1,355	-	770	-	7,833	770	-	15,865
Total exploration and related costs	**10,730**	-	**54,925**	**27,572**	-	**4,182**	-	**1,266,432**	**12,280**	-	**1,406,997**
Option payments received	-	-	-	-	-	-	-	-	-	-	-
	10,730	-	**54,925**	**27,572**	-	**4,182**	-	**1,266,432**	**12,280**	-	**1,406,997**
Balance, June 30, 2007	**2,470,714**	-	**3,331,874**	**289,226**	-	**55,015**	-	**4,105,780**	**47,989**		**10,300,59 8**

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the unaudited financial statements of the Company and the notes thereto for the six months period ended June 30, 2007; it does not form a part of the financial statements and therefore should be read in conjunction with the attached Financial Statements report for the period ended June 30, 2007 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

GENERAL

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

SIGNIFICANT EVENTS TRANSACTIONS AND ACTIVITIES ON MINERAL PROPERTIES

Through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns or holds title under option to 117 mineral claims totaling 29,256 hectares. These claims make up eight projects currently operated by the Company as follows;

Copaquire, Tabaco, Tierra de Oro, Sierra Pintada, Fuego, Zulema (aka. Chicharra), Palo Negro and Hornitos claims.

The Company's four main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and drilling is planned to continue during 2007 at Cerro Moly. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits. A NI 43-101 standards resource report is in progress on the Cerro Moly target and expected in September 2007.

The Company plans to explore these targets with more systematic drill programs designed to establish indicated and inferred resources to NI43-101 standards for at least one of them and has budgeted US$ 3 million to achieve this.

Tabaco, Chile

Tabaco is an advance staged exploration project of 3,593 hectares covering an extensive zone of copper-silver-gold bearing, porphyry related skarn in the Andean pre-Cordiera of

Region III, northern Chile. The property adjoins and is approximately 10 km south of the Relincho copper-molybdenum porphyry deposits. When acquired in 2002 the property contained a near surface copper zone tested by 56 shallow drill holes which appeared to grade about 1% acid soluble copper.

During the current year 2007, the Company plans to move the property into a separate public company to be able to separately allocate resources towards the continuation of this project.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 6,256 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

IPBX initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometres in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During the current year 2007, the Company intends to move the property into a separate public company to be able to separately allocate resources towards the continuation of this project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by International PBX Ventures Ltd. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining. Copper and gold values returned to date suggest that all of these targets could produce mines at least as big as the historic producers noted above.

During 2007, the Company plans to carry out detailed follow up sampling and the balance of the 2006 program i.e. geophysical surveys on the three strongest targets, followed by trenching and reconnaissance drilling and has budgeted US$ 250,000 for these programs. The Company further intends to move the property into a separate public company to be able to separately allocate resources towards the continuation of this project.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Total Revenues	-	-	-
Loss Before Discontinued Operations	(2,227,974)	(1,015,564)	(785,296)
Loss Per Share	(0.05)	(0.03)	(0.03)
Total Net Loss	(2,227,974)	(1,015,564)	(785,296)
Total Net Loss Per Share	(0.05)	(0.03)	(0.03)
Total Assets	11,981,145	5,651,491	4,336,152
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at June 30, 2007, the Company had a positive working capital of $13,606,850 with current assets of $13,746,428 and current liabilities of $139,578
Balance of funds on hand as of August 17, 2007: $10,106,470 CDN and $838,307 US.

During the period ended June 30, 2007, the Company closed three private placements with total proceeds of $11,368,549 and issued 22,358,998 shares accordingly, as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee of $219,980.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee of $10,000.

The Company's operations during the six months period ended June 30, 2007, produced a net loss of $1,414,498 or $0.02 per share compared to a net loss of $961,449 or $0.02 per share for 2006.
The increase of $453,049 in net loss to the previous year's comparative period is attributed to:

1. Administration fees of $131,895 (2006 – $78,000) represent a $53,895 increase from 2006. Additional office staff has been employed to administer an increased work volume related to the issuance of private placements and the organization of the Chilean office.

2. Investor relations expenses of $397,931 (2006 – $342,205) represent a $55,726 increase from 2006. During the period ended June 30, 2007, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry.

3. Office expenses of $121,815 (2006 – $87,001) represent a $34,814 increase from 2006 related to more administration activities related to the issuance of private placements and more administrative work in the Chilean office related to the drill programs. A break down of Office & Miscellaneous expenses is as follows:

	2007	2006
Office & misc.	75,860	51,371
Rent	18,788	14,956
Telephone	6,156	6,734
Insurance	21,011	13,940
Total	121,815	87,001

4. Total stock-based compensation on options granted, and vested options from previous year's grants during the period ended June 30, 2007 resulted in $576,074 (2006 - $143,738) and represent a $432,336 increase from 2006.

5. Total professional fees of $101,611 (2006 - $52,749) represent a $48,862 increase from 2006, resulting from increased legal fees related to private placements.

6. Total interest income received of $53,359 (2006 - $32,680) represent a $20,680 increase from 2006, resulting from cash balances held in term deposits.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending June 30, 2007:

	2007 Jun. 30	2007 Mar. 31	2006 Dec. 31	2006 Sept. 30	2006 June 30	2006 Mar. 31	2005 Dec. 31	2005 Sept. 30
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(728,379)	(686,119)	(516,693)	(331,462)	(444,756)	(516,693)	(254,250)	(684,504)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
Total Net Loss	(728,379)	(686,119)	(516,693)	(331,462)	(444,756)	(516,693)	(254,250)	(684,504)
Total Net Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS:

During the six months period ended June 30, 2007, transactions and balances with related parties are as follows:

	2007	2006
Administration fees paid to a companies controlled by directors	123,000	78,000
Accounting fees paid to a company controlled by an officer	13,300	5,880
Geological service fees paid to directors or companies controlled by directors of the Company	43,273	17,507

INVESTOR RELATIONS

Services provided by Marketsmart Communications Inc. were terminated after an initial three months period ending June 11, 2007 at a rate of $6,000 per month. The Company also retained the services of 0779092B.C. (Tom Thomsen) to provide corporate development services to the company for a period of one year, effective January 2007. These services include the creation and dissemination of materials, advertising and media campaigns for a monthly fee of $25,000 and was renegotiated on July 12, 2007 to a monthly fee of $5,000 for the remaining six months of the agreement.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at June 30, 2007, the Company had a positive working capital of $13,606,850, and funds on hand as of August 17, 2007: $10,106,470 CDN and $838,307 US. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

FINANCING ACTIVITIES

During the period ended June 30, 2007, the Company closed three private placements as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee of $219,980.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee of $10,000.

CORPORATE DISCLOSURE

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

DISCUSSION

The Company has sufficient funds raised to continue with its drill program on the Copaquire and Tabaco properties, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	OFFICERS	AUDIT COMMITTEE
Gary Medford	Gary Medford,	Gary Medford
Verna Wilson	President & CEO	Verna Wilson
Michael Waskett-Myers	Peter Kohl,	Michael Waskett-Myers
George Sookochoff	CFO & Secretary	
Len De Melt		
Lorenzo Marchionda		

On Behalf of the Board,
Gary Medford
Director, President & CEO
August 17, 2007

FILE NO.
82-2635

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED

MARCH 31, 2007

FILE NO.
82-2635

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

	March 31, 2007 $	December 31 2006 $
ASSETS		
CURRENT ASSETS		
Cash	3,114,111	2,866,177
Marketable securities [Note 2[d]]	32,000	32,000
Amounts receivable	40,206	81,937
Prepaid expenses and deposits	69,013	52,560
	3,255,330	3,032,674
PROPERTY AND EQUIPMENT [Note 3]	64,062	54,870
MINERAL INTERESTS [Note 4]	9,280,228	8,893,601
	12,599,620	11,981,145
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities [Note 9]	125,968	610,344
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	20,853,307	19,240,057
CONTRIBUTED SURPLUS [Note 8]	1,522,997	1,347,277
DEFICIT	(9,902,652)	(9,216,533)
	12,473,652	11,370,801
	12,599,620	11,981,145

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 10)

Approved on behalf of the Board: *"Gary Medford"* Gary Medford, Director — *"Verna Wilson"* Verna Wilson, Director

(See accompanying notes to these consolidated financial statements)

FILE NO. 82-2635

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Three Months Ended March 31, 2007 $	Three Months Ended March 31, 2006 $
REVENUE	–	–
ADMINISTRATIVE EXPENSES		
Administration fees	59,115	39,000
Amortization	2,769	1,538
Bank charges	1,272	1,531
Finder's fees	–	53,526
Foreign exchange (gain) loss	27,742	76,859
Investor relations	226,520	195,365
Office, telephone, rent, insurance and secretarial	73,886	36,668
Professional fees	14,567	1,220
Stock-based compensation	175,720	43,220
Transfer agent and regulatory	48,509	35,987
Travel, promotion and mining shows	57,162	38,696
Less: interest income	(1,145)	(6,915)
NET LOSS FOR THE YEAR	(686,119)	(516,693)
DEFICIT - BEGINNING OF YEAR	(9,216,533)	(6,988,559)
DEFICIT - END OF YEAR	(9,902,652)	(7,505,252
	$	$
Net Loss Per Share – Basic and Diluted	(0.01)	(0.01)
Weighted Average Shares Outstanding	52,183,530	39,612,624

(See accompanying notes to these consolidated financial statements)

FILE NO. 82-2635

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Three Months Ended March 31, 2007 $	Three Months Ended March 31, 2006 $
OPERATING ACTIVITIES		
Net loss for the year	(686,119)	(516,693)
Less items not affecting cash		
Amortization	2,769	1,538
Finder's fee	–	3,132
Stock-based compensation	175,720	43,220
	(507,630)	(468,804)
Change in non-cash components of working capital		
Amounts receivable	41,731	(5,052)
Prepaid expenses and deposits	(16,453)	(16,618)
Accounts payable and accrued liabilities	(484,376)	(46,303)
CASH TO OPERATING ACTIVITIES	(966,728)	(536,776)
INVESTING ACTIVITIES		
Acquisition of and expenditures upon mineral interests	(386,627)	(350,876)
Acquisition of property and equipment	(11,961)	(7,180)
	(398,588)	(358,056)
FINANCING ACTIVITIES		
Proceeds from share capital issued	1,748,250	1,980,533
Share issuance costs	(135,000)	–
Share subscription	–	847,939
	1,613,250	2,828,472
(DECREASE) INCREASE IN CASH	247,934	1,933,640
CASH – BEGINNING OF YEAR	2,866,177	428,466
CASH – END OF YEAR	3,114,111	2,362,106

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at March 31, 2007, the Company has working capital of $3,129,362 and has incurred significant losses since inception totalling $9,813,788. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management's estimates are the determination of impairment of mineral resource properties and stock-based compensation. Actual results may differ from those estimates.

[c] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d] Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. Losses in value, which are other than temporary, are recognized by writing down the investment to market value. As at March 31, 2007 the fair market value of the securities held was $235,600 (December 31, 2006 - $158,760).

[e] Property and equipment

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[g] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

[h] Asset retirement obligations

Effective December 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2005, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[i] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are included in operations.

[j] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from tax losses carried forward and temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Flow-through shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

If the Company has sufficient unused tax loss carry forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

[l] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, amounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

[m] Stock-based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

[n] Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the periods presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[o] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation.

3. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	March 31, 2007 Net Carrying Value $	Dec. 31, 2006 Net Carrying Value $
Automotive	52,815	(39,265)	13,550	14,990
Field equipment	12,487	(1,108)	11,379	1,010
Furniture and office equipment	72,236	(33,103)	39,132	38,870
	137,538	(73,476)	64,062	54,870

4. MINERAL INTERESTS

[a] Tierra de Oro, Chile (see Schedule)

The Company owns a 100% interest of exploitation concessions and exploration concessions including San Joint Venture.

On August 3, 2006, the Company signed a Letter of Intent with Aldershot Resources Ltd., whereas Aldershot transfers its 50% interest in the San claims to the Company and terminating the joint venture. As consideration the Company agreed to amend the Hornitos Option Agreement (Note 4[e]).

[b] San Pedro, Chile (see Schedule)

The Company staked 600 hectares of exploration concessions in Northern Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and charged the accumulated costs to operations.

[c] Tabaco, Chile (see Schedule)

[i] The Company has staked three exploitation concessions which are 100% owned by the Company.

[ii] The Company has entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over a four year period for US$2,000,000 as follows:

On Jan. 15, 2006 US$ 100,000 (paid)
On July 15, 2006 US$ 600,000 (paid)
On July 15, 2007 US$ 600,000
On July 15, 2008 US$ 600,000

[iii] The Company has staked another ten 100% owned exploration concessions.

[d] Sierra Pintada, Chile (see Schedule)

The Company staked fourteen exploration claims covering 3,300 hectares.

[e] Hornitos Property, Chile (see Schedule)

The Company staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile.

On August 3, 2006, the Company amended the Option Agreement (dated from August 20, 2004) deferring Aldershot's commitment to pay exploration expenditure by further twelve months. As consideration for the amendment Aldershot transferred its 50% interest in the San claims to the Company (Note 4[a]) and agreed to have its exploration advance of $30,000 applied towards outstanding option payments. For Aldershot to earn a 65% interest in property, it will have to pay reimbursements of $308,000 to the Company and incur $1,170,000 in exploration expenditures.

As of March 31, 2007, the Company had $92,000 in cumulative option payments received (2006 - $62,000).

4. MINERAL INTERESTS (continued)

[f] Fuego Claims, Chile (see Schedule)

The Company staked four claims covering 900 hectares located 50 kilometres west of the Tierra de Oro property.

[g] Romerito Claims, Chile (see Schedule)

The Company acquired the right to a 70% interest in three copper/gold exploitation concessions, covering 225 hectares. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company holding the property jointly.

During the year ended December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and withdrew from the agreement. During the three months ended March 31, 2007, the Company returned the property to its vendors. All costs related to the property have been charged to operations.

[h] Copaquire Property, Chile (see Schedule)

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR for US$2,100,000 in cash and US$2,000,000 in work commitments over four year period.

As of March 31, 2007, the Company has paid US$625,000 (2006 – US$125,000) in accordance with the Option Purchase Agreement.

The following option payments have been made and/or are payable as below:

1.	Fiscal 2004	US$50,000	(paid)
2.	On January 16, 2005	US$25,000	(paid)
3.	On July 16, 2005	US$25,000	(paid)
4.	On January 16, 2006	US$25,000	(paid)
5.	On July 16, 2006	US$500,000	(paid)
6.	On July 16, 2007	US$750,000	
7.	On July 16, 2008	US$750,000	

[i] Palo Negro Property, Chile (see Schedule)

The Company acquired 100% of the rights to an exploration concession and staked an area of 6,500 hectares in Chile.

[j] Chicharra Property, Chile (see Schedule)

The Company acquired 100% of the rights to an exploration concession and staked an area of 1,200 hectares in Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and charged the accumulated costs to operations.

5. SHARE CAPITAL

[a] Authorized:

As of June 10, 2005, the Company increased its 100,000,000 common shares to an unlimited number of common shares without par value.

	Shares #	Value $
Issued as at December 31, 2004	32,475,606	10,389,913
Issued for cash pursuant to:		
Options exercised	362,500	106,375
Warrants exercised	1,066,333	572,157
Private placement	2,500,000	1,125,000
Exercise of stock options – stock option valuation	–	3,371
Issued as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to payment of finder's fees	32,000	17,600
Fair value of stock options exercised	-	1,743
Share issuance costs	-	(420,460)
Issued as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Private placements	3,885,000	1,748,250
Share issuance costs	-	(135,000)
Issued as at March 31, 2007	54,481,890	20,853,307

[b] Private Placements

During the period ended March 31, 2007, the Company closed a private placement of 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

6. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

A summary of the status of the Company's stock options outstanding as at March 31, 2007 and changes during the three months then ended is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2005	1,037,500	0.64
Granted	4,500,000	0.61
Exercised	10,000	0.55
Cancelled	(200,000)	0.68
Expired	(300,000)	0.85
Outstanding, December 31, 2006	5,027,500	0.60
Granted	700,000	0.56
Expired	(1,627,500)	0.55
Outstanding, March 31, 2007	4,000,000	0.61

Additional information regarding options outstanding at March 31, 2007 is as follows:

	Outstanding and Exercisable		
Exercise Price $	Number of shares	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.45	100,000	0.70	0.45
0.50	1,300,000	2.40	0.50
0.56	700,000	0.88	0.55
0.65	700,000	0.76	0.65
0.75	1,200,000	2.05	0.75
	4,000,000	1.70	0.61

6. STOCK OPTIONS (continued)

During the period ended March 31, 2007 stock-based compensation of $175,720 (2006 - $43,220) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility	53%	60%
Expected life of options (in years)	1 year	1 year
Risk free interest rate	4.08%	3.98%
Expected dividend yield	0%	0%

7. WARRANTS

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2005	2,566,717	0.60
Granted	14,409,084	0.66
Exercised	(182,367)	0.54
Balance, December 31, 2006	16,793,434	0.65
Granted	3,885,000	0.55
Balance, March 31, 2007	20,678,434	0.57

As at March 31, 2007 the following share purchase warrants were outstanding:

#	Exercise Price $	Expiry Date
4,850	0.45	June 15, 2007
3,885,000	0.55	March 28, 2009
2,379,500	0.60	June 15, 2007
4,339,977	0.60	May 3, 2007
1,246,545	0.65	June 23, 2007
6,149,380	0.65	July 27, 2007
1,803,182	0.65	August 23, 2007
870,000	1.00	June 30, 2008
20,678,434		

8. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2005	198,818
Fair value of stock options granted	1,076,577
Fair value of agent's warrants	73,625
Fair value of stock options exercised transferred to share capital	(1,743)
Balance, December 31, 2006	1,347,277
Fair value of stock options granted	88,864
Stock options vested	86,856
Balance, March 31, 2007	1,522,997

9. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended March 31, 2007 and 2006, the Company was involved in the following related party transactions:

[a] The Company paid to directors or companies controlled by directors $54,000 (2006 - $39,000) for administrative services. Pre-paid expenses include $16,000 (2006 - $Nil) prepaid to such directors. The Company paid $13,553 (2006 - $2,135) for geological services to a directors or companies controlled by directors of the Company. A further $5,700 (2006 - $1,563) for professional fees was paid to a company controlled by the Chief Financial Officer.

[b] The following amounts were paid to a director of the Company:

[i] Property management - $7,733 (2006 - $22,915)

[ii] Office and administration - $8,193 (2006 - $11,112)

[iii] Geological and geophysical expenditures - $15,700 (2006 - $12,486)

[c] Included in accounts payable is $10,512 (2006 - $16,154) owing to such director for unpaid fees.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. COMMITMENTS

[a] The Company has a lease commitment for office space that expires in June 2008. Future minimum lease payments over the current and next fiscal year are $45,630 for 2007 and $30,420 for 2008.

[b] The Company has a contractual commitment with its western North American investor relations firm of $18,000 until June 2007.

11. SEGMENTED INFORMATION

The Company operates only in the mineral exploration sector within one geographic segment: Chile. See Schedule of Mineral Property Costs.

FILE NO.
82-2635

INTERNATIONAL PBX VENTURES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007AND 2006

12. INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate of 34.12% (2005 –

13. SUBSEQUENT EVENTS

Subsequent to March 31, 2007, the Company:

[a] Closed a non-brokered private placement of 3,832,998 units at a price of $0.60 per unit for total proceeds of $2,299,799. Each unit will consist of one common share of the company and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.80 for a period of two years. The Company paid $219,980 in finder's fees.

[b] Closed a non-brokered private placement of 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.75 per share for a period of two years. The Company paid $20,000 in finder's fees.

[c] Granted options to purchase 950,000 common shares of the Company to an officer and employees at a price of $0.70 for a period of three years.

INTERNATIONAL PBX VENTURES LTD.

SCHEDULE OF ACCUMULATED DEFERRED EXPLORATION EXPENDITURES

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Tierra de Oro $	San Pedro $	Tabaco $	Sierra Pintada $	Hornitos $	Fuego $	Romerito $	Copaquire $	Palo Negro $	Chicharra $	Total $
Balance December 31, 2005	2,374,642	62,260	1,245,115	164,573	(8,489)	38,239	34,118	1,181,308	7,207	1,867	5,100,840
Acquisition and staking	31,302	1,172	842,930	40,238	6,671	3,731	1,891	634,093	19,032	6,959	1,588,019
Exploration:											
Assaying	5,287	-	45,219	14,507	-	-	-	38,436	-	-	103,449
Drilling	7,440	-	1,066,086	-	-	-	-	903,215	-	-	1,976,741
Field costs	-	-	25,387	-	-	-	-	26,235	-	-	51,622
Geophysics, geological and geochemical	3,675	2,857	21,346	37,936	3,258	4,891	11,253	22,690	5,477	3,432	116,815
Project management	2,488	240	240	240	594	219	933	7,210	240	240	12,644
Technical writing	-	-	18,587	-	-	-	-	-	-	-	18,587
Transportation	1,153	1,153	5,194	1,560	1,153	1,153	1,153	22,620	1,153	1,153	37,445
Travel	3,121	2,600	6,845	2,600	2,600	2,600	2,600	3,541	2,600	2,600	31,707
Total exploration and realted costs	54,466	8,022	2,031,834	97,081	14,276	12,594	17,830	1,658,040	28,502	14,384	3,937,029
Option payments received	-	-	-	-	(30,000)	-	-	-	-	-	(30,000)
Gain on option payment transferred to income	-	-	-	-	24,213	-	-	-	-	-	24,213
Impairment of mineral property costs	-	(70,282)	-	-	-	-	(51,948)	-	-	(16,251)	(138,481)
	54,466	(62,260)	2,031,834	97,081	8,489	12,594	(34,118)	1,658,040	28,502	(1,867)	3,792,761
Balance, December 31, 2006	2,429,108	-	3,276,949	261,654	-	50,833	-	2,839,348	35,709	-	8,893,601

3,330 400
600
3930.

INTERNATIONAL PBX VENTURES LTD.

SCHEDULE OF ACCUMULATED DEFERRED EXPLORATION EXPENDITURES

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Tierra de Oro $	San Pedro $	Tabaco $	Sierra Pintada $	Hornitos $	Fuego $	Romerito $	Copaquire $	Palo Negro $	Chicharra $	Total $
Balance, December 31, 2006	2,429,108	-	3,276,949	261,654	-	50,833	-	2,839,348	35,709	-	8,893,601
Acquisition and staking	**6,490**	-	**9,306**	**24,467**	-	**1,675**	-	**12,192**	**9,495**	-	**63,626**
Exploration:											
Assaying	-	-	-	-	-	-	-	12,707	-	-	12,707
Drilling	-	-	1,857	-	-	-	-	214,827	-	-	216,683
Field costs	-	-	1,604	-	-	-	-	12,500	265	-	14,369
Geophysics, geological and geochemical	127	-	1,189	127	-	127	-	5,616	127	-	7,311
Project management	13	-	1,330	13	-	-	-	2,668	13	-	4,036
Technical writing	-	-	16,479	-	-	-	-	-	-	-	16,479
Transportation	1,208	-	1,208	1,208	-	1,208	-	5,105	1,208	-	11,145
Travel	2,640	-	2,498	1,355	-	770	-	1,512	770	-	9,545
Total exploration and related costs	**10,478**	-	**35,470**	**27,169**	-	**3,780**	-	**267,127**	**11,877**	-	**355,901**
Option payments received	**30,726**	-	-	-	-	-	-	-	-	-	**30,726**
	41,204	-	**35,470**	**27,169**	-	**3,780**	-	**267,127**	**11,877**	-	**386,627**
Balance, March 31, 2007	**2,470,312**	-	**3,312,419**	**288,823**	-	**54,613**	-	**3,106,475**	**47,586**	-	**9,280,228**

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the unaudited financial statements of the Company and the notes thereto for the three months period ended March 31, 2007; it does not form a part of the financial statements and therefore should be read in conjunction with the attached Financial Statements report for the period ended March 31, 2007 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

GENERAL

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

SIGNIFICANT EVENTS TRANSACTIONS AND ACTIVITIES ON MINERAL PROPERTIES

Through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns or holds title under option to 117 mineral claims totaling 29,256 hectares. These claims make up ten projects currently operated by the Company as follows;

Copaquire, Tabaco, Tierra de Oro, Sierra Pintada, Fuego, Chicharra, Palo Negro and two Joint Ventures, Hornitos under option to Aldershot Resources and San Joint Venture.

The four main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 210 km west of the Collahuasi mine and Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and drilling is planned to continue during 2007 at Cerro Moly. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits in the 500 to 1,000 million tons range. A NI 43-101 standards resource report is in progress on Sulfato target.

The Company plans to explore these targets with more systematic drill programs designed to establish indicated and inferred resources to NI43-101 standards for at least one of them and has budgeted US$ 3 million to achieve this.

Tabaco, Chile

Tabaco is an advance staged exploration project of 3,593 hectares covering an extensive zone of copper-silver-gold bearing, porphyry related skarn in the Andean pre-Cordiera of Region III, northern Chile. The property adjoins and is approximately 10 km south of the Relincho copper-molybdenum porphyry deposits. When acquired in 2002 the property contained a near surface copper zone tested by 56 shallow drill holes which appeared to grade about 1% acid soluble copper.

The Company's 2003-2006 exploration programs including geological, geochemical, geophysical surveys and 6,637 metres of drilling have confirmed and extended the zone of mineralization to the extent that the current exploration target is 3-5 times larger than the zone with the historic drilling. In addition the Company discovered an underlying primary sulphide body of similar grade which could be the copper source and appears to be in part porphyry related. On December 4, 2006, the Company released a NI 43-101 compliant measured and indicated resource of 3.6 million tones grading 0.65% copper.

During the current year 2007, the Company plans to complete the necessary infill drilling, metallurgical, mining and environmental studies to fast track the public resource to production by mid 2008. The Company has budgeted US$2.0 million to achieve these objectives.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 6,256 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

IPBX initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometres in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

The Company plans during 2006 were to conduct at least a 5,000m reconnaissance drill program to evaluate 5 or 6 of these targets and has budgeted US$500,000 for this work program, but a heavy local demand for and therefore a shortage in securing drilling equipment and personnel, the Company has to postpone its plans into 2007.

FILE NO.
82-2635

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by International PBX Ventures Ltd. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining. Copper and gold values returned to date suggest that all of these targets could produce mines at least as big as the historic producers noted above.

In 2007, the Company plans to carry out detailed follow up sampling and the balance of the 2006 program i.e. geophysical surveys on the three strongest targets, followed by trenching and reconnaissance drilling and has budgeted US$ 250,000 for these programs.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Total Revenues	-	-	-
Loss Before Discontinued Operations	(2,227,974)	(1,015,564)	(785,296)
Loss Per Share	(0.05)	(0.03)	(0.03)
Total Net Loss	(2,227,974)	(1,015,564)	(785,296)
Total Net Loss Per Share	(0.05)	(0.03)	(0.03)
Total Assets	11,981,145	5,651,491	4,336,152
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at March 31, 2007, the Company had a positive working capital of $3,129,362 with current assets of $3,255,330 and current liabilities of $125,968
Balance of funds on hand as of May 28, 2007: $13,898,630 CDN and $76,652 US.

During the period ended March 31, 2007, the Company closed a private placement of 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

Subsequent to the period ended March 31, 2007, the Company closed two private placements as follows:

[a] One non-brokered private placement of 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.75 per share for a period of two years. The Company paid $20,000 in finder's fees.

[b] A further non-brokered private placement of 3,832,998 units at a price of $0.60 per unit for total proceeds of $2,299,799. Each unit will consist of one common share of the company and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.80 for a period of two years. The Company paid $219,980 in finder's fees and

The Company's operations during the period ended March 31, 2007, produced a net loss of $686,119 or $0.01 per share compared to a net loss of $516,693 or $0.01 per share for 2006.
The increase of $169,426 during the first quarter 2007 in net loss over comparable quarter 2006 is attributed to:

1. Administration fees of $59,115 (2006 – $39,000) represent a $20,115 increase from 2006. Additional office staff has been employed to administer an increased work volume related to the issuance of private placements and the organization of the Chilean office.

2. Investor relations expenses of 226,520 (2006 – $195,365) represent a $31,155 increase from 2006. During the period ended March 31, 2007, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry.

3. Office expenses of $73,886 (2006 – $36,668) represent a $37,218 increase from 2006 related to more administration activities related to the issuance of private placements and more administrative work in the Chilean office related to the drill programs. A break down of Office & Miscellaneous expenses is as follows:

	2007	2006
Office & misc.	37,987	13,639
Rent	12,763	6,214
Telephone	2,467	2,875
Insurance	20,669	13,940
Total	73,886	36,668

4. Total stock-based compensation on options granted, and vested from previous periods during the period ended March 31, 2007, resulted in $175,720 (2006 - $43,220) and represent a $169,168 increase from 2006.

5. Total transfer agent and filing fees of $48,509 (2006 - $35,987) represent a $12,522 increase from 2006, resulting from share issuances and filling fees from the private placement during the period ended March 31, 2007.

6. Total professional fees of $14,567 (2006 - $1,220) represent a $13,347 increase from 2006, resulting from increased accounting activities in the Canadian and Chilean offices.

7. Total travel and promotional expenses of $57,162 (2006 - $38,696) represent a $18,466 increase from 2006, resulting from increased travel activities within Chile and Canada during the period ended march 31, 2007.

FILE NO.
82-2635

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending March 31, 2007:

	2007	2006	2006	2006	2006	2005	2005	2005
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(686,119)	(516,693)	(331,462)	(444,756)	(516,693)	(254,250)	(684,504)	411,316)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)
Total Net Loss	(686,119)	(516,693)	(331,462)	(444,756)	(516,693)	(254,250)	(684,504)	(411,316)
Total Net Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS:

During the three months period ended March 31, 2007, transactions and balances with related parties are as follows:

	2007	2006
Administration fees paid to a companies controlled by directors	54,000	39,000
Exploration project management fees and administration fees paid to a director	31,626	46,514
Accounting fees paid to a company controlled by an officer	5,700	1,563
Geological service fees paid to a director of the Company	13,553	2,135

INVESTOR RELATIONS

Marketsmart Communications Inc. has been retained for an initial six months period ending June 11, 2007 at a rate of $6,000 per month. The Company also retained the services of 0779092B.C. (Tom Thomsen) to provide corporate development services to the company for a period of one year, effective January 2007. These services include creation and dissemination of materials, advertising and media campaigns for a monthly fee of $25,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at March 31, 2007, the Company had a positive working capital of $3,129,362, and funds on hand as of May 28, 2007: $13,898,630 CDN and $76,652 US.
Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

FINANCING ACTIVITIES

During the period ended March 31, 2007, the Company closed a private placement of 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

Subsequent to the period ended March 31, 2007, the Company closed two private placements as follows:

One non-brokered private placement of 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.75 per share for a period of two years. The Company paid $20,000 in finder's fees.

A further non-brokered private placement of 3,832,998 units at a price of $0.60 per unit for total proceeds of $2,299,799. Each unit will consist of one common share of the company and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.80 for a period of two years. The Company paid $219,980 in finder's fees and

CORPORATE DISCLOSURE

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

FILE NO.
82-2635

CAUTIONARY STATEMENT

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

DISCUSSION

The Company has sufficient funds raised to continue with its drill program on the Copaquire and Tabaco properties, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS

Gary Medford
Verna Wilson
Michael Waskett-Myers
George Sookochoff
Len De Melt

OFFICERS

Gary Medford,
President & CEO
Peter Kohl,
CFO & Secretary

AUDIT COMMITTEE

Gary Medford
Verna Wilson
Michael Waskett-Myers

On Behalf of the Board,
Gary Medford
Director, President & CEO
May 28, 2007

END